UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Navy Federal Investment Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1007 Electric Avenue
(No. and Street)

Vienna	VA	22180
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tim Rosson	703-255-8289	timothy_rosson@navyfederal.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pricewaterhousecoopers, LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/03	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diane Young, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Navy Federal Investment Services, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORI A CARTER
NOTARY PUBLIC
REG. #276539
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES MARCH 31, 2026

Signature: [signature]

Title:
Chief Operating Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.1Sc3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Navy Federal Investment Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
(Sec I.D. No. 8-67161)

Statement of Financial Condition
December 31, 2024

Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

Navy Federal Investment Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
Index
December 31, 2024

	Page(s)



Report of Independent Registered Public Accounting Firm

To the Executive Committee and the Member of Navy Federal Investment Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Navy Federal Investment Services, LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Washington, District of Columbia
February 28, 2025

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP, 655 New York Ave NW, Suite 1100, Washington, District Of Columbia 20001
T: (202) 414 1000, www.pwc.com/us

Navy Federal Investment Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
Statement of Financial Condition
As of December 31, 2024

Assets:

Cash and cash equivalents	$67,079,778
Accounts receivable	1,042,809
Prepaid expenses	323,838
Total assets	$68,446,425

Liabilities:

Accrued expenses	$5,053,875
Accounts payable	413,185
Other liabilities	906
Total liabilities	$5,467,966

Commitments and contingencies (See Note 4)

Member's Interest:

Member's interest	$88,404,213
Retained deficit	(25,425,754)
Total member's interest	$62,978,459
Total liabilities and member's interest	$68,446,425

The accompanying notes are an integral part of these financial statements.

Navy Federal Investment Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
Notes to the Financial Statements
For the Year Ended December 31, 2024

Note 1: Organization and Nature of Business

Navy Federal Investment Services, LLC ("NFIS" or "the Company") (formerly Navy Federal Brokerage Services, LLC) is a registered introducing broker-dealer, a Securities Exchange Commission ("SEC") registered investment adviser, and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company was formed in the Commonwealth of Virginia on September 6, 2005 as a limited liability company and has a perpetual term unless terminated in accordance with the agreement.

The Company is a wholly owned subsidiary of Navy Federal Financial Group, LLC ("NFFG"), which is a wholly owned subsidiary of Navy Federal Credit Union ("NFCU"). As a limited liability company, the member's liability is limited to amounts reflected in its member account. NFIS provides broker-dealer and investment advisory services primarily to NFCU members. NFCU is a federally chartered credit union domiciled in the Commonwealth of Virginia. NFCU is the sole member of NFFG, which is the sole member of NFIS.

The Company provides brokerage and investment advisory services to its customers and uses third party clearing broker-dealers on a fully disclosed basis. The Company's other business activities are limited to effecting securities transactions via direct business where the funds are payable to the issuer or its agent and not to the Company.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits and money market accounts with financial institutions. As of December 31, 2024, NFIS' cash, which is payable on demand, was held at two different financial institutions: Cash in the amount of $8,601,927 was held at NFCU, of which, $8,351,927 exceeded National Credit Union Administration ("NCUA") insurance limits. Cash in the amount of $58,477,851 was held at an unrelated third-party bank, of which, $58,227,851 exceeded Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Accounts Receivable

Accounts receivable balances consist of commissions from brokerage, mutual fund, and other investment related transactions, as well as subscription fees from the Company's digital investor platform, that have been earned but not yet received. Additionally, accounts receivable consists of a clearing account balance held with one of the Company's clearing broker-dealers as part of its carrying agreement. The Company's receivable balances were $1,042,809 and $770,043 as of December 31, 2024 and 2023, respectively. See Note 4 for additional details related to the Company's receivable balances.

Income Taxes

NFIS is a single member limited liability company and, as such, is not subject to federal and state income tax.

Financial Instruments

The carrying amounts of cash, receivables and payables approximated fair value due to the short-term maturity of the instruments.

Recently Issued or Adopted Accounting Pronouncements

On January 1, 2024, NFIS adopted Accounting Standards Update (ASU) 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures that requires a public entity to disclose information about operating segments, products and services, geographic areas, and major customers deemed to be important to the adequate review of financial statements by the relevant stakeholders. The adoption of this ASU did not have a material impact on NFIS' financial condition or results of operations. For additional details about the Company's segment information, see Note 7.

Note 3: Employee Retirement Benefit Plans

NFIS participates in NFCU's retirement benefit plans including a defined benefit pension plan, a 401(k) defined contribution savings plan, and a 457(b) deferred compensation plan.

Note 4: Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes the risk of loss to be remote. NFIS maintains errors and omissions insurance as well as a fidelity bond to mitigate losses.

Receivables from clearing firms and other broker-dealers

Receivables include funds due from CUSO Financial Services, L.P. ("CFS"), which represents commissions receivable from Pershing, LLC, the Company's primary clearing broker, along with commissions receivable from various direct fund companies and insurance carriers, less any fees charged for the products and services provided by CFS. NFIS is a secondary introducing broker dealer for clearing and custody in its "piggy-back" relationship with CFS, who bundles trades from other entities and routes them to Pershing for custody and clearing. Additional receivables include funds due from DriveWealth, LLC ("DriveWealth"), which represents subscription fees for the Company's digital investor platform, less fees charged for the products and services they provide, as well as funds deposited with DriveWealth for the Company's clearing deposit as required by the carrying agreement. The Company is subject to credit risk if Pershing, CFS, or DriveWealth are unable to repay the receivable balance reflected in the Statement of Financial Condition. The carrying value of the receivable approximates the fair value as the balance is short term and is generally collected within 30 days or less. The Company monitors all financial assets for credit losses on an ongoing basis. As of December 31, 2024, all accounts receivable are expected to be fully collected without incurring a credit loss. A detail of the receivable balances due from CFS and DriveWealth as of December 31, 2024, is summarized in the table below:

Receivables as of December 31, 2024

Receivable from CFS for monthly commissions	$572,565
Receivable from DriveWealth for subscription fees	242,805
Receivable from DriveWealth for clearing deposit	110,837
Receivable from CFS for quarterly trailing fees	116,602
Total receivables as of December 31, 2024:	$1,042,809

The Company clears its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As a result of the regulation of broker-dealers, the Company is subject to periodic reviews and inspections by regulatory authorities and self-regulatory organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time, into industry practices, which can also result in the imposition of sanctions.

As of December 31, 2024, NFIS is not subject to any fines or sanctions.

Note 5: Related Party Transactions

The Company has entered into a support services agreement with NFFG, and indirectly, NFCU, for the provision of services related to the business of the Company. Costs related to employees who provide substantial service to the Company have been identified and allocated to the Company, including compensation and employee benefits expense, general office expense, and administrative services. Other costs related to the provision of support services such as finance and accounting support, human resources support, marketing support, IT and risk management support, compliance support, legal support, and general management oversight of the Company are also identified and allocated to the Company. The Company pays a management fee to reimburse NFFG for these services. NFFG, and indirectly, NFCU, also provides services such as the payment of direct expenses which are reimbursed by the Company.

The Company has a payable to parent entities related to the support services agreement of $5,171,508 as of December 31, 2024, which is included in Accrued expenses and Accounts payable on the Statement of Financial Condition.

The support services agreement is month-to-month with a 30 day right to cancel by either party. Management asserts that the allocation method in the support services agreement is reasonable and that no accrued interest has been recognized related to this agreement.

As discussed in Note 2: Summary of Significant Accounting Policies, as of December 31, 2024, the Company held $8,601,927 of cash and cash equivalents with its parent company, NFCU and recognized $118,255 of related party interest income.

In March 2023, the Company received $55 million from its parent entity NFFG and invested $50 million of the funds in a related party share certificate issued by NFCU, which yielded a 5% return and matured on June 1, 2024. In accordance with ASC 505-10-45-2, the Company accounted for this investment as contra equity in its 2023 Statement of Financial Condition and Statement of Changes in Member's Interest, and accordingly accrued interest related to the share certificate was not recognized during 2023. Upon maturity of the share certificate, the Company transferred proceeds to an unrelated third party bank and reversed the contra equity balance. Earnings received from the investment were recorded as a capital contribution.

Capitalization

In June 2024, upon maturity of the Company's share certificate issued by NFCU, NFIS recorded a capital contribution from NFCU in the amount of $3,154,213, representing the earnings on the share certificate. This capital contribution did not change NFCU's ownership interest in NFFG or NFIS.

Note 6: Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company computes net capital, as defined, of not less than 6.67 percent of aggregate indebtedness, also as defined. As of December 31, 2024, the Company had net capital of $56,852,664, which was $56,488,133 in excess of its required net capital of $364,531. As of December 31, 2024, the Company's aggregate indebtedness to net capital ratio was 0.1 to 1.00.

Note 7: Segment Information

Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available and readily reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company has identified its Chief Operating Officer as the CODM, who uses net income and excess net capital in order to make operational decisions while maintaining capital adequacy. Our operations constitute a single operating segment as the CODM manages the business of the Company taken as a whole. Excess net capital (see Note 6) is measured in accordance with SEC rule 15c3-1. Management has determined that the Company operates in one segment, given the similarities in economic characteristics between its operations and the common nature of its services and regulatory environment. See the Statement of Financial Condition for total assets.

Note 8: Rule 15c3-3 Exemption

The Company is exempt from provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker-dealer. The Company does not hold any customer funds and/or securities and promptly transmits customer funds and/or securities to the clearing broker-dealer.

The Company's other business activities are contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

Operating under such exemption, the Company is not required to provide reserve requirements nor is required to adhere to control requirements for brokers or dealers under Rule 15c3-3.

Note 9: Subsequent Events

The Company has evaluated subsequent events through February 28, 2025, the date these financial statements were issued and concluded that no subsequent events existed that are material and would require disclosure in this report.